Brian F. Leaf (703) 456-8053 bleaf@cooley.com	VIA EDGAR AND HAND DELIVERY

March 8, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:                    Mr. Larry Spirgel

Ms. Celeste M. Murphy

Ms. Kate Beukenkamp

Mr. Joseph Cascarano

Mr. Robert Littlepage

Re:                             Millennial Media, Inc.

Amendment  No. 2 to Registration Statement on Form S-1

Filed February 24, 2012

File No. 333-178909

Ladies and Gentlemen:

On behalf of Millennial Media, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 ( “Amendment No. 3”) to the Registration Statement on Form S-1, Registration No. 333-178909 (the “Registration Statement”).  We are also sending a hard copy of this letter and Amendment No. 3, including a version that is marked to show changes to Amendment No. 2 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2012 (“Amendment No. 2”), to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Beukenkamp.

Amendment No. 3 is being filed in response to comments received from the Staff by letter dated March 2, 2012 with respect to Amendment No. 2 (the “Comments”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.

Business, page 70

The Millennial Media Solution, page 75

Our MYDAS Technology Platform, page 75

1.                                      We note that MYDAS is a proprietary technology platform that functions by running a set of proprietary algorithms to analyze multiple data points. Please revise your disclosure here, and where appropriate, to elaborate on what the MYDAS system consists of, for example, the use of servers, software and other tangible or fixed hardware, as well as networks or other less tangible aspects that comprise the MYDAS system.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amendment.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning Amendment No. 3 or the Registration Statement generally to (703) 456-8100 and direct any questions or comments concerning Amendment No. 3, the Registration Statement or this response letter to either the undersigned at (703) 456-8053 or Brent B. Siler, of this office, at (703) 456-8058.

Very truly yours,

/s/ Brian F. Leaf

Brian F. Leaf

cc:                                Paul J. Palmieri, Millennial Media, Inc.

Ho Shin, Millennial Media, Inc.

Brent B. Siler, Cooley LLP

Ryan E. Naftulin, Cooley LLP

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, P.C.